United States securities and exchange commission logo





                             November 22, 2021

       Ian Friedman
       Chief Executive Officer
       Highland Transcend Partners I Corp.
       777 Arthur Godfrey Road, Unit 202
       Miami Beach, FL 34140

                                                        Re: Highland Transcend
Partners I Corp.
                                                            Registration on
Form S-4
                                                            Filed October 22,
2021
                                                            File No. 333-260452

       Dear Mr. Friedman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed October 22, 2021

       Organizational Structure, page 12

   1. Revise to use the same defined terms that you use throughout your prospectus when referring to the post
business combination structure.
       What is a tax receivable agreement?, page 18

   2. Please revise to quantify the potential size of any payments under the Tax Receivable
                                                        Agreement.
       What equity stake will current Highland Transcend public shareholders, etc...?, page 19

   3. Clarify whether any of the categories of equity stakeholders you describe here overlap
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FirstName LastNameIan  Friedman
Highland Transcend Partners I Corp.
Comapany 22,
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              2021        Transcend Partners I Corp.
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         with one another. Revise to add the Earnout Participants, or tell us why you believe this is inappropriate.
Interests of Certain Persons in the Business Combination, page 42

4. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
5. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Comparative Share Information, page 54

6. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing interim redemption levels (in addition to the no redemption and maximum redemption levels that you already provide).
Risk Factors, page 56

7. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
8. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
9. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
"We are dependent upon access to capital...", page 73

10. Given your disclosure elsewhere about management's substantial doubt about your ability to continue as a going concern, significantly enhance this risk factor to describe and quantify your sources of liquidity to fund working capital and indebtedness, such as your
         ABL Credit Facility. If this source is insufficient, revise to state as much.
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FirstName LastNameIan  Friedman
Highland Transcend Partners I Corp.
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              2021        Transcend Partners I Corp.
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"Our shareholders will experience immediate dilution as a consequence of the issuance...", page
91

11. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Note Subscription Agreements, page 119

12. We note that the outstanding principal and accrued and unpaid interest on the convertible notes will automatically convert at the closing of the business combination into Class A common stock of New Packable at a price per share that represents a 15% discount to the deemed price per share of the merger consideration received by the Packable equity holders, Blocker equity holders and holders of vested awards under
Packable   s existing
         incentive plan. Please expand to disclose the potential impact of those securities on non-
         redeeming shareholders.
The Business Combination
PIPE Subscription Agreements, page 119

13. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC's sponsors, directors, officers, or their affiliates will participate in the private placement.
Background of the Business Combination, page 121

14. Please disclose the criteria/basis for how you determined to narrow your selection from the initial 67 potential business combination candidates to the final 6 potential business combination candidates. Also, please explain, for each of the five other potential business combination candidates, the reasons that you eliminated them from your consideration.
15. Please disclose the substance of the discussions that occurred on June 10, 2021 that lead to the updated non-binding indication of interest letter to Packable which provided that
         Luxor Capital would provide an equity backstop and participate in the PIPE financing.
         Please also describe the additional negotiations that occurred between Packable and
         Highland following the delivery of the June 10, 2021 letter as well as the addition of Park
         West's equity investment in connection with the business combination.
16. We note that on June 15, 2021, the Highland Transcend Board agreed that it would not have the right to change its recommendation in favor of the business combination. Please revise the list of uncertainties, risks, and other potentially negative reasons relevant to the transaction to include this information. Additionally, please revise your risk factors to
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Highland Transcend Partners I Corp.
November 22, 2021
Page 4
         include this information as well as the limitations set forth in
Article 10, Section 10.05 of
         the Merger Agreement. In doing so, please elaborate upon how the Board determined to agree to this provision and whether and why the Board viewed such provision as consistent with its fiduciary duties.
17. Please disclose the material points of negotiation between Packable and Highland that occurred later in the day on June 16, 2021 and disclose which terms Highland Transcend did not accept from Packable's markup. Separately, please also disclose the certain due diligence items discussed on the June 22, 2021 call.
18. Please disclose who led the kick-off call on June 21, 2021 and disclose whether any materials were circulated in connection with the call, and if applicable, which parties prepared and circulated such materials.
19. We note your statement that "[o]n September 2, 2021, Packable and Highland Transcend
         decided that the proposed size of the PIPE financing would be $70,000,000 and Packable would issue $110,000,000 of convertible notes to the investors in the convertible notes."
         Please discuss the negotiations surrounding these valuations.
20. We note your statement that "[o]n August 12, 2021, based on feedback from investors in the PIPE financing, the enterprise value of Packable was reduced from $1.725 billion to
         $1.55 billion to allow additional selected investors to participate in the PIPE financing and the convertible notes financing." Please elaborate on this statement and disclose the reason that the reduction allowed additional selected investors to participate in the PIPE financing and convertible notes financing.
21. Describe any material revisions provided in the August 17, 2021 draft of the merger agreement and the material negotiations and revisions that resulted from the discussions between August 18, 2021 and September 8, 2021.
22. Please tell us how you determined the value of the earnout and the earnout milestones.
23. We note that Goldman Sachs was engaged as Highland Transcend's financial advisor in connection with the business combination. Please revise to elaborate upon the role that
         Goldman played as advisor. Given that Goldman presented the slide deck at the August
         31, 2021 board meeting, tell us why these materials do not constitute a report within the meaning of Item 1015 of Regulation M-A.
24. Where you state that a majority of the directors present determined that the proposed business combination is in the best interests of Highland Transcend and its shareholders, clarify whether the all of the independent directors made such determination and, if not, who abstained or voted against the transaction and why. As a related matter, your
FirstName LastNameIan Friedman
       disclosure on page 201 states that you have 5 members of the board of directors but the
Comapany
       tableNameHighland
             and descriptionTranscend    Partners
                             that precedes        I Corp. seems to indicate
that you have 6
                                             that disclosure
       members;
November           please
            22, 2021 Pagerevise
                           4     to clarify.
FirstName LastName
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FirstName LastNameIan  Friedman
Highland Transcend Partners I Corp.
Comapany 22,
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              2021        Transcend Partners I Corp.
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25. We note your disclosure on page 81 that the Highland Transcend Board reviewed, among other things, financial due diligence materials prepared by professional advisors, including, financial and market data information on selected comparable companies, the implied purchase price multiple of Packable and the financial terms set forth in the merger agreement, and concluded that the business combination was in the best interest of its shareholders. Please revise to include a description of such reports in this section, so that shareholders/investors can gain an understanding of the materials the Board considered in making its determination. To the extent that any of these materials constitute a report that is materially related to the transaction, provide the disclosure required by Item 1015(b) of
         Regulation M-A.
26. We note that "[t]he board of directors discussed the fact that the PIPE financing had been successful at the valuation implied by the transaction indicated support for the reasonableness of the consideration being paid." Considering some of the PIPE investors are investors in Highland Transcend, disclose whether the Board considered that some of the PIPE investors have a conflict of interest. Please revise to disclose how you initially determined the valuation of the consideration to be paid in connection with the transaction.
Certain Engagements in Connection with the Business Combination, page 126

27. Given the various conflicts of interest for those advisors that also served as underwriters, quantify the amount of the fees to be paid.
Highland Transcend's Board of Directors' Reasons for Approval of the Business Combination, page 126

28. Please revise to clearly state whether the Highland Board recommends the transaction to shareholders. Please also revise to disclose whether the Highland Board is in a position to change its recommendation now or at any time in the future.
29. Please disclose whether the Highland Board considered the consideration to be issued in transaction when recommending that the Business Combination be approved by shareholders. If they did not, please revise to state as much and provide an explanation as to why it was not considered.
30. Considering your disclosure states that the Board considered certain factors, including certain Compelling Financial Metrics and Valuation, tell us why you have left the quantified amounts blank, as they should not be subject to change after the Board has considered them.
31. Elaborate upon the "Compelling Financial Metrics and Valuation" factor to disclose the
         "corresponding trading multiple for certain companies that may be deemed comparable to
         Packable....for which the Board observed median EV/Revenue multiples..."
32. Clarify your reference to "long-term blue chip shareholders" and "permanent capital." If
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Highland Transcend Partners I Corp.
November 22, 2021
Page 6
         you are suggesting that certain of your investors have committed to retaining an equity interest for a certain period of time, please revise to state as much.
33. Please disclose whether the Highland Transcend Board also considered Packable's Net
         Losses and management's and independent auditor's doubts as to Packable's ability to continue as a going concern in making its determination to recommend the transaction to shareholders. In this regard, we note that Packable has not generated sufficient revenue from operations to fund its operations and has relied on funding through a combination of equity financing, bank debt and previously, a revolving line of credit. If the Highland
         Transcend Board did not consider this information, please revise to state as much.
Redemption Rights, page 142

34. We note that your sponsor has entered into the sponsor IPO letter agreement with you pursuant to which your sponsor has agreed to waive its redemption rights with respect to its founder shares and any public shares your sponsor may have acquired after your IPO in connection with the completion of the business combination. We also note that permitted transferees of your sponsor will be subject to the same obligations. Please describe any consideration provided in exchange for this agreement.
35. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.
36. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Unaudited Pro Forma Condensed Combined Statements of Operations, page 185

37. Please revise to disclose historical basic and diluted loss per share and the related weighted average shares used to compute basic and diluted loss per share on the face of the pro forma statements of operations. Please refer to Rule 11-02(a)(9) of Regulation S-
         X.
38. Reference is made to adjustments (g) and (ff). Please tell and revise to disclose the nature and amounts of costs being reflected as expenses and additional paid-in-capital. In addition, explain to us how your accounting treatment complies with ASC 805-10-25-23.
FirstName LastNameIan Friedman
39.    Reference is made to adjustment (f). Please tell and revise to disclose why
Comapany    NameHighland
       Packable's           Transcend
                   warrant liability wasPartners I Corp. Please also explain how you considered derecognized.
       this 22,
November    in the proPage
                2021   forma
                           6 condensed combined statements of operations.
FirstName LastName
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Highland Transcend Partners I Corp.
Comapany 22,
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Conflicts of Interest, page 205

40. We note the potential conflicts of interest set forth in this section. Please clarify how the
         Highland Transcend Board considered those conflicts in negotiating and recommending the business combination.
41.      Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
42. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Highland Transcend
Results of Operations, page 208

43. Please revise to discuss results of operations for the period ended December 31, 2020.
Business of Packable
Overview, page 211

44.      We note your statement that "[w]e are a leading data-driven, multi-marketplace
         eCommerce-enablement platform, sitting at the intersection of brands, marketplaces and customers." Please revise to disclose what metric you are using to define your status as "leading" (ex. revenue, number of customers, etc.).
45. We note your statements that "U.S. eCommerce sales continue to accelerate and are expected to grow from $792 billion in 2020 to over $1 trillion by 2022, with a predominant share of those eCommerce sales occurring through Amazon
s and Walmart   s
         marketplace platforms" and "[g]lobally, eCommerce retail sales are expected to grow from
         $4.3 trillion in 2020 to $5.4 trillion in 2022, with the largest markets being China, the
         United States and the EU." Please revise to provide a source for such statements.
46. On page 212, please disclose the percent increase in net loss and adjusted EBIDTA in
         2020 as compared to 2019 (and on page 226 for 2019 as compared to 2018), keeping the presentation consistent with how you present revenue and gross profit for the same period.
47. When making claims about your competitors, or general statements about the market (such as, "[b]rands often lack the data and insights needed to maximize revenue and optimize pricing and inventory, especially across multiple marketplaces"), please provide sources, supplemental support, or recharacterize such statements as your beliefs.
48. We note that Packable has entered into contractual minimum purchase commitments, which during the six months ended June 30, 2021, totaled $44.7 million. To the extent that any of these purchase commitments, or any contractual arrangement with a brand
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Highland Transcend Partners I Corp.
November 22, 2021
Page 8
         partner represents a material agreement, please file such agreement as an exhibit.
         Similarly, to the extent you have material agreements with your marketplace partners, such as Amazon and Walmart, please file such agreements as exhibits. Refer to Item
         601(b)(10) of Regulation S-K.
Industry Overview, page 212

49. Of the approximate ten other 3P marketplaces in the United States in 2021, please disclose what market position Packable currently holds.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Packable
Key Performance Metrics, page 228

50. Please accompany your presentation of Adjusted EBITDA % with an equally prominent presentation of a comparable ratio calculated using GAAP amounts. Refer to Item
         10(e)1(i)(A) of Regulation S-K.
Total Transactions, page 230

51. We note that the definition of "Total Transactions" excludes any returns. If applicable, please tell us how Packable treats any exchanges of products. Comparison of Results of Operations, page 233

52. Reference is made to you discussion of selling and distribution expenses on page 234.
         You state that volumes increased. However, you disclose that total transactions decreased when discussing revenue and cost of goods sold. Please revise or explain why your disclosure is accurate.
Beneficial Ownership of Securities, page 260

53. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Financial Statements - Packable Holdings, LLC
Consolidated Statements of Operations and Comprehensive Loss, page F-4

54. Reference is made to you presentation of gross profit here and elsewhere in the document. All costs of revenue must be included in the calculation of gross profit. Please tell us and disclose the nature of the direct and indirect costs of revenue included in the calculation. Address costs to maintain and run your revenue generating technology, equipment
FirstName           related Friedman
            LastNameIan     costs and any personnel-related costs.
Comapany
55.         NameHighland
       Reference   is made toTranscend  Partners of
                               your presentation  I Corp.
                                                    gross profit. Please tell
us your consideration
       of SAB   Topic
November 22, 2021 Page 811:B.
FirstName LastName
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FirstName LastNameIan  Friedman
Highland Transcend Partners I Corp.
Comapany 22,
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Notes to Audited Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Warrants Issued in Connection with Indebtedness, page F-11

56. Please tell us why you determined the warrants should be accounted for as liabilities referencing authoritative literature supporting your accounting treatment.
Revenue Recognition, page F-14

57. We note that you enter into retail agreements with brand partners to offer a range of e-
         commerce solutions including to serve as an intermediary between brands, marketplaces and customers with the objective of enabling your brand partners to scale their sales on various third party marketplaces. Please provide us with your analysis of how you determined whether you are acting as a principal or as an agent and your consideration of disclosing your principal versus agent revenue recognition policy. We refer you to ASC
         606-10-55-36 through 55-40.
11. Equity-Based Compensation, page F-28

58. Please explain whether your incentive units, or any other grants or awards, are subject to accelerated vesting conditions upon finalization of the proposed business combination. If so, explain your consideration of including the accounting implications here and in the pro forma information.
Financial Statements - Highland Transcend Partners I Corp.
Class A ordinary shares subject to possible redemption, page F-65

59. We note in your Form 10-Q for the Quarterly Period Ended September 30, 2021 you
         "revised" your presentation to include all redeemable Class A ordinary shares as temporary equity and plan to present this revision in a prospective manner. Please explain why you should not restate in accordance with ASC 250. In doing so, please provide us with your SAB 99 materiality analysis.
General

60. It appears that Highland Transcend is incorporating by reference previously filed documents as permitted by Items 12 and 13 of Form S-4. Tell us how Highland
         Transcend is eligible to do so under those sections of Form S-4.
61. We note that the Form of Warrant Agreement filed as exhibit 4.4 to the Registration
         Statement on Form S-1 file on November 25, 2020, included an exclusive forum provision in Section 9.3, whereas the Form of Warrant Agreement filed as exhibit
4.4 hyperlinked to
         this Form S-4 does not contain an exclusive forum provision. Please advise. To the extent the Form of Warrant Agreement does include an exclusive forum provision, please revise your Form S-4 to include the relevant disclosure in the Risk Factors and
         Description of Securities sections. Separately, please include a description of the
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Highland Transcend Partners I Corp.
November 22, 2021
Page 10
      exclusive forum provision set forth in New Packable's organization documents in your
      Description of Securities section.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Stringer at (202) 551-3272 or Adam Phippen at
(202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameIan Friedman
                                                           Division of
Corporation Finance
Comapany NameHighland Transcend Partners I Corp.
                                                           Office of Trade &
Services
November 22, 2021 Page 10
cc:       Derek Dostal
FirstName LastName